Plaza VII, Suite 3300

45 South Seventh Street

Minneapolis, MN  55402-1609

www.Oppenheimer.com

Direct:    (612) 607-7557

Main:      (612) 607-7000

Fax:         (612) 607-7100

E-Mail:   ppazderka@oppenheimer.com

March 23, 2007

VIA EDGAR

Mr. Josh Ravitz

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:                             Southwest Casino Corporation - File No. 001-170848

Registration Statement on Form SB-2 filed February 28, 2007 (File No. 333-140934)

Dear Mr. Ravitz:

This letter sets forth the response of Southwest Casino Corporation (“Southwest”) to the verbal comments of the staff of the Securities and Exchange Commission (the “Staff”) with regard to the Registration Statement on Form SB-2 filed February 28, 2007 (the “Form SB-2”).  Southwest’s response to the Staff’s comments, which you provided to the undersigned during a telephone conversation on March 8, 2007, are set forth below.   We have filed Pre-effective Amendment No. 1 to Form SB-2 responding to your comments via EDGAR.  The Form SB-2 has been marked to show changes from the original filing.  We have also provided a marked copy supplementally, via Federal Express.

Private Securities Litigation Reform Act of 1995

1.    You noted that Southwest’s disclosure on pages 10 and 11 of the Form SB-2 references the safe harbor under the Private Securities Litigation Reform Act of 1995, which is unavailable to issuers that are considered “penny stocks.”  Accordingly, you requested that Southwest remove all references to the safe harbor.

Response: Southwest has revised the disclosure on pages 10 and 11 of the Form SB-2 to remove all references to the safe harbor under the Private Securities Litigation Reform Act of 1995.

Signatures

2.    You noted that pages II-6 and II-7 should be revised to reflect execution of the Form SB-2 by Southwest as well as Southwest’s principal executive officer, principal financial officer and principal accounting officer.

Response: Southwest has revised the disclosure on pages II-6 and II-7 of the Form SB-2 to reflect execution by Southwest as well as Southwest’s principal executive officer, principal financial officer and principal accounting officer.

We believe this response letter fully addresses the matters discussed in our telephone conversation on March 8, 2007.  However, if you have further questions or comments, please contact me at (612) 607-7557.

Sincerely,

/s/ Patrick J. Pazderka

Patrick J. Pazderka

cc:	Mr. Thomas E. Fox, Southwest Casino Corporation
Mr. Thomas C. Snook, Esq. Southwest Casino Corporation
Mr. D. William Kaufman, Esq. Oppenheimer Wolff & Donnelly LLP